Chicago Bridge & Iron Company N.V.

One CB&I Plaza

2103 Research Forest Drive

The Woodlands, TX 77380

January 17, 2012

Tracey Smith

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549-3628

Re:  Chicago Bridge & Iron Company N.V.

        Form 10-K for the Fiscal Year Ended December 31, 2010

        Filed February 22, 2011

        File No. 1-12815

Ladies and Gentlemen:

By letter dated January 9, 2012, Chicago Bridge & Iron Company N.V. (the “Company”) received the Staff’s comments relating to the above listed filing of the Company (the “Comment Letter”). In response to the Comment Letter, the Company submits the following responses. The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 19

Comment:

1.	We note your response to comment 3 in our letter dated December 8, 2011. We appreciate your willingness to provide enhanced disclosures in the future regarding the factors impacting income from continuing operations. However, it is unclear how you intend to address your reference to your project mix as a factor impacting income from operations at the segment level. While we understand that you have a large number of contracts with varying contract prices, margins and terms, it is unclear how stating that the project mix was better or lower provides investors with a meaningful analysis without providing additional information as to why the project mix was better or lower. Please confirm that you will provide investors with an analysis about how your project mix impacted income from operations in future filings.

Response:

In future filings, when project mix is a significant factor impacting a segment’s income from operations, we will provide investors with additional information as to why project mix impacted the segment’s results.

Comment:

2.	We also note your explanation for not including an overview of the status of material/major projects within MD&A in a similar manner to your conference calls in response to comment 3 in our letter dated December 8, 2011. While you may have determined that such disclosures are not appropriate for your analysis of your operating results, it would appear that such disclosure would be useful in an overview section of MD&A. Please confirm that you will provide similar disclosures as provided during your conference calls within your introductory/overview section of MD&A. Please refer to Section 501.12 of the Financial Reporting Codification for guidance.

Response:

Project discussions during our conference calls are intended to provide our analysts and investors an indication of the types of projects we execute and are not meant to be indicative of their impact on our financial results. We believe that an enhanced discussion of the composition of our backlog in an overview section of our MD&A would provide more meaningful information. In future filings we will provide our backlog by contracting methodology (cost reimbursable, fixed price/hybrid and technology). In addition, we will indicate the portion of our backlog represented by our more significant project types (e.g. LNG, gas processing, refining), including references to indicative projects included within the project types. If a significant project is added to our backlog that will have an impact on the relative proportion by project type, we will provide appropriate disclosure. Additionally, we will provide insight into material trends, uncertainties and opportunities within our markets. To the extent an individual project has a significant impact in a reporting period or materially affects a financial trend, we will continue to provide a discussion of such project in the segment analysis of our MD&A.

Comment:

3.	We note your response to comment 4 in our letter dated December 8, 2011. While we understand that the restructuring costs incurred during fiscal years 2009 and 2011 were not intended to result in a reduction to your costs going forward, it remains unclear why you did not provide all of the disclosures required by ASC 420-10-50 in the format required, as the restructuring costs appear to be material to the periods in which the costs were recognized. As such, please tell us how you fully complied with the disclosures required by ASC 420-10- 50 for material restructuring costs incurred, or confirm that you will provide the required disclosures in future filings.

Response:

We will provide the disclosures of ASC 420-10-50 in the required format in future filings.

2. Significant Accounting Policies, page 40

Revenue Recognition, page 40

Comment:

4.	We note the revised accounting policy you intend to include for revenue recognition in response to comment 10 in our letter dated December 8, 2011. Please further expand this disclosure to clarify when profit incentives are earned.

Response:

In future filings we will expand the discussion of our revenue recognition policy to indicate that profit incentives generally are included in contract price upon achievement of the relevant performance requirements and customer approval.

Acknowledgement:

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (832) 513-1119.

Very truly yours,

/s/ Ronald A. Ballschmiede

Ronald A. Ballschmiede
Chief Financial Officer

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